

May 30, 2012

Via E-mail
James J. Malerba
Corporate Controller and Chief Accounting Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

Re: **State Street Corporation**
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012 and Amended April 5, 2012
Form 10-Q for Quarter Ended March 31, 2012
Filed May 4, 2012
File No. 001-07511

Dear Mr. Malerba:

We have reviewed your response dated April 20, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 7

"Our business and capital-related activities, including our ability to return capital…" page 17

1. We note your response to our prior comment one and continue to believe that an expanded description of the proposed Basel III capital standards and the increased capital surcharge is appropriate disclosure for the risk factor discussion and will help put the risk in context. Please expand the discussion to clarify that the proposed regulations include, for example:

   - A significant increase in capital requirements;
   - Disqualification of trust preferred securities from Tier 1 capital;

- Deduction of certain assets from capital;
- Increased capital requirements for counterparty credit risk; and
- An estimate of the capital surcharge.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Management's Discussion and Analysis, page 3

Asset and Liability Management Activities, page 36

2. We note your use of both a net interest revenue (NIR) simulation and an economic value of equity (EVE) metric to measure the potential impact of changes in market interest rates on your assets and liabilities. Please address the following in your future filings with respect to your use of these models:

- We note your disclosure of the general inputs and assumptions for both of the models in your filings. In future filings, please discuss specific inputs and assumptions related to each model separately. Also, to provide additional context for the differing outputs of each model, please discuss the similarities and differences of the inputs and assumptions of each of these models and the factors driving the similarities and differences between the two methodologies.
- Provide additional disclosure of the objective of each of the models and provide context as to how investors should view the output of the models in relation to other disclosures that are in the filing. For example, disclose the metrics to which management compares the output of the EVE model, discuss any internal policies regarding limits of the output of the models, discuss management's procedures for addressing any breaches of the internal limits for the modeled outputs, and discuss whether any breaches of the internal limits have occurred during the periods presented.
- For your EVE model, please disclose the factors leading to the output in each of the interest rate scenarios disclosed on page 37, the effect of the current interest rate environment on the output and whether these outputs are in line with management's expectations.

You may contact Rahim Ismail at (202) 551-4965 or Stephanie J. Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director